FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Grandview Gold Inc (the “Issuer”) 330, Bay Street, Suite 820 Toronto M5H 2S8 Ontario

Item 2.	Date of Material Change

September 11, 2008

Item 3.	News Release

The Issuer issued a press release on September 11, 2008. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

The Issuer report that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO Corporation SA ("EMCO") to earn a 60% undivided interest in the Sanshaw-Bonanza property (the "Property") in Ontario’s prolific Red Lake Gold District. As a result of this earn in and Grandview's other holdings in the area, Grandview intends to focus exploration funds and geological expertise in the Red Lake Gold District this winter.

Item 5.	Full Description of Material Change

The Issuer report that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO Corporation SA ("EMCO") to earn a 60% undivided interest in the Sanshaw-Bonanza property (the "Property") in Ontario’s prolific Red Lake Gold District. As a result of this earn in and Grandview's other holdings in the area, Grandview intends to focus exploration funds and geological expertise in the Red Lake Gold District this winter.

The Issuer report that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO Corporation SA ("EMCO") to earn a 60% undivided interest in the Sanshaw-Bonanza property (the "Property") in Ontario’s prolific Red Lake Gold District. As a result of this earn in and Grandview's other holdings in the area, Grandview intends to focus exploration funds and geological expertise in the Red Lake Gold District this winter.

Sanshaw-Bonanza is located approximately five kilometers southwest of Goldcorp’s 11 million ounce Red Lake Mine, on the western strike extension of the Goldcorp/Premier Rahill-Bonanza property, and four kilometers southeast of Gold Eagle Mines’ Bruce Channel discovery that is currently the subject of a $1.5 billion takeover offer from

Goldcorp. Grandview’s Sanshaw-Bonanza exploration program will focus on diamond drilling the southwest extension of the Goldcorp/Premier CP-Zones (Follansbee Zones) whose surface boundaries are contiguous with the Property.

"The recent consolidation of the Red Lake Gold District by companies like Goldcorp, Agnico-Eagle and Gold Eagle, in addition to Premier Gold’s recently announced impressive resource and grade numbers have validated the focus we as a company have placed on our Red Lake gold properties and the development of our geological team these past 18 months,” says Paul Sarjeant.

"The gold assays from diamond drilling and surface work done on our Red Lake properties, plus their locations on the Red Lake Mine trend and proximity to producing and consolidating mine properties, makes Red Lake a priority for the Company and we believe this to be in the best interest of our shareholders."

Grandview geologists have been refining a Canadian exploration plan for winter 2008 and summer 2009 for the strategically located Sanshaw-Bonanza, Loisan and Dixie Lake properties.

The Loisan property is situated on the southern border of the Goldcorp/Premier Gold Rahill-Bonanza property. Interpretation of geophysics and air photo lineaments suggest a strong structural intersection underlies the property. Preliminary exploration plans include surface sampling and mapping of priority areas in and around historic gold showings.

The Dixie Lake property is located south of Goldcorp’s Red Lake Mine and has a non-compliant resource of 378,296 tonnes grading 4.4 g/T Au established by Teck Exploration Ltd. ("Teck") (1989-90). Diamond drilling done by Grandview in 2007 and 2008 resulted in the discovery of new high-grade gold zones (NS Zone), and the continuation of existing zones. Within the NS Zone numerous high-grade gold intervals containing visible gold characteristic of a Red Lake vein type deposit, and assays as high as 163.75 g/T Au. Exploration programs include a return to the Dixie Lake property to continue to trace mineralization in the high grade NS Zone and further evaluate other areas of mineralization. Grandview has not completed the work required to verify the historical estimate established by Teck and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon.

Canadian exploration plans also include continued surface sampling and mapping at the Company’s highly prospective grassroots properties in the Rice Lake Gold District. Grandview geologists are currently reviewing surface assay results and news of the 2008 exploration season is pending.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
President and CEO
416-486-3444
www.grandviewgold.com

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, Canada this 11th day of November, 2008.

Grandview Gold Inc.

“Paul Sarjeant"

Paul Sarjeant
President and CEO of the Issuer